UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number)

Jesús H. Payán

Crestline Management, L.P.

201 Main Street, Suite 1900

Fort Worth, TX 76102

(817) 339-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48205A109

1	Names of reporting persons Douglas K. Bratton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 17,348,799 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 17,348,799 (1)
11	Aggregate amount beneficially owned by each reporting person 17,348,799 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 16.7%(2)
14	Type of reporting person (see instructions) IN

(1)	Consists of (a) 17,166,130 shares of common stock, par value $0.0001 per share, (the “Common Stock”) of Juno Therapeutics, Inc. (the “Issuer”) held by CL Alaska, L.P. (“CLA”) and (b) 182,669 shares of Common Stock held by JT Line Partners LP (“JT”). As explained more fully in Item 5 herein, Mr. Bratton ultimately controls CLA and JT and has voting and investment power over these shares.
(2)	Based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on February 29, 2016.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Investors, Inc. (“Crestline”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 17,166,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 17,166,130(1)
11	Aggregate amount beneficially owned by each reporting person 17,166,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 16.5%(2)
14	Type of reporting person (see instructions) CO

(1)	Consists of 17,166,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline is the general partner of CLA’s investment manager and general partner, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the SEC on February 29, 2016.

CUSIP No. 48205A109

1	Names of reporting persons Crestline SI (GP), L.P. (“Crestline SI”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 17,166,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 17,166,130(1)
11	Aggregate amount beneficially owned by each reporting person 17,166,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 16.5%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 17,166,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline SI is the general partner of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the SEC on February 29, 2016.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Management, L.P. (“Crestline Management”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 17,166,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 17,166,130(1)
11	Aggregate amount beneficially owned by each reporting person 17,166,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 16.5%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 17,166,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline Management is the investment manager of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the SEC on February 29, 2016.

CUSIP No. 48205A109

1	Names of reporting persons CL Alaska, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 17,166,130
	9	Sole dispositive power:
	10	Shared dispositive power: 17,166,130
11	Aggregate amount beneficially owned by each reporting person 17,166,130
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 16.5%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the SEC on February 29, 2016.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 amends the Schedule 13D filed by Douglas K. Bratton, Crestline, Crestline SI, Crestline Management, and CL Alaska, L.P. (“CLA” and, together with Mr. Bratton, Crestline, Crestline SI, and Crestline Management, each a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on December 29, 2014, as amended by Amendment No. 1 thereto, filed with the SEC on June 25, 2015 (the “Schedule 13D”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)	CL Alaska, L.P. (“CLA”) directly beneficially owns 17,166,130 shares of common stock of Juno Therapeutics, Inc. (the “Issuer” and the “Common Shares”). The general partner of CLA is Crestline SI (GP), L.P. (“Crestline SI”) and the investment manager of CLA is Crestline Management, L.P. (“Crestline Management”). Crestline Investors, Inc. (“Crestline”) is the general partner of both Crestline SI and Crestline Management. Douglas K. Bratton is the sole director of Crestline. JT directly beneficially owns 182,669 Common Shares. The general partner of JT is Bratton Capital Management L.P. (“Bratton Capital Management”). The general partner of Bratton Capital Management is Bratton Capital, Inc. (“Bratton Capital”). Douglas K. Bratton is the sole director of Bratton Capital. CLA and JT are ultimately controlled by Mr. Bratton and Mr. Bratton has voting and investment power over all Common Shares held by CLA and JT. CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by CLA, and JT, Bratton Capital Management, Bratton Capital and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by JT. Each such entity and Mr. Bratton disclaims beneficial ownership of Common Shares except to the extent of its or his respective pecuniary interest therein.

The aggregate of 17,348,799 Common Shares beneficially owned by the Reporting Persons (as defined in the Schedule 13D) represents approximately 16.7% of the outstanding Common Shares. The percentage was computed based on 104,059,558 shares of Common Stock outstanding, as reported outstanding as of February 18, 2016 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on February 29, 2016.

(b)	CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 17,166,130 Common Shares owned by CLA. JT, Bratton Capital Management, Bratton Capital and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 182,669 Common Shares owned by JT.

(c)	CLA sold 8,600,000 shares on March 1, 2016 at $39.00 per share through a block transaction.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CL ALASKA, L.P.

		By:	Crestline SI (GP), L.P., its general partner

		By:	Crestline Investors, Inc., its general partner

Date:	03/03/2016	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE SI (GP), L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	03/03/2016	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE MANAGEMENT, L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	03/03/2016	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE INVESTORS, INC.

Date:	03/03/2016	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

DOUGLAS K. BRATTON

Date:	03/03/2016	/s/ Douglas K. Bratton